Form 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 1500 – 885 West Georgia St.
Vancouver , B.C. V6C 3E8
(the “Company”)

Telephone: (604) 685-6375

Item 2.	Date of Material Change

April 27, 2007

Item 3.	News Release

News Release dated April 27, 2007 was disseminated via Canada Stockwatch and Market News Publishing Inc. and filed on SEDAR on April 27, 2007.

Item 4.	Summary of Material Change

Closing of a 12,053,000 unit brokered financing (the “Private Placement”) with Pacific International Securities Inc. (the “Agent”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

Further to the Company’s news release dated March 19, 2007 announcing the Private Placement, under the Company’s news release dated April 27, 2007, the Company announced the closing of the Private Placement, for gross proceeds of $3,013,250 by way of the issuance of 12,053,000 units of the Company at a price of $0.25 per unit. Each unit consists of one common share and one two year transferable common share purchase warrant at an exercise price of $0.35.

A commission of 8% of the aggregate units sold was given to the Agent, whom elected to have the commission in $36,500.00 and 818,000 units issued in accordance with the same terms of the units issued to the subscribers to this Private Placement.

The warrants in this Private Placement, both to placees and to the Agent, are exercisable up to and including April 26, 2009.

All shares issued pursuant to this Private Placement, together with any shares issuable on the exercise of warrants have a hold period expiring August 27, 2007.

The Agent also received compensation options equal to 10% of the aggregate number of units sold (the “Compensation Options”). The Compensation Options entitle the Agent to purchase one  common share prior to April 26, 2009 for $0.30. The Compensation Option is subject to a hold period expiring August 27, 2007.

The net proceeds of this Private Placement will be used for acquisition and exploration of mineral properties in Nevada and New Mexico and for general working capital purposes.

5.2	Disclosure of Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted:

Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 30th day of April, 2007.

/s/ Robert Bick
________________________________
Mr. Robert Bick
Chief Executive Officer